UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of the 2023 Annual General Meeting

Akso Health Group, a Cayman Islands company (the “Company”) held its 2023 annual general meeting of shareholders (the “Meeting”) at 10:00 a.m. Beijing Time, on June 19, 2023, at Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, Qianwan Bonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong). Holders of a total of 43,127,123 ordinary shares, out of a total of 71,478,550 ordinary shares issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of April 14, 2023. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors

As an ordinary resolution, the election of the five directors named in the proxy statement to hold office until the next annual meeting of shareholders or until his/her respective successor is elected and duly qualified has been approved and ratified.

For	Against	Abstain	Total
43,117,859	5,058	4,206	43,127,123

2.	Appointment of Auditor

As an ordinary resolution, the appointment OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2024 has been ratified.

For	Against	Abstain	Total
43,121,933	990	4,200	43,127,123

3.	Increase in Authorized Share Capital

As an ordinary resolution, the increase of the Company’s authorized shares from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each to US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 by the creation of an additional 4,500,000,000 ordinary shares of a par value of US$0.0001 each has been approved and ratified.

For	Against	Abstain	Total
43,106,804	17,019	3,300	43,127,123

4.	2023 Equity Incentive Plan

As an ordinary resolution, the 2023 equity incentive plan has been approved and adopted.

For	Against	Abstain	Total
42,172,265	937,458	17,400	43,127,123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Rui (Kerrie) Zhang
Date: June 23, 2023	Name:	Rui (Kerrie) Zhang
	Title:	Chief Financial Officer